SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

BLUEBIRD BIO, INC.

(Name of Subject Company (Issuer))

BEACON MERGER SUB, INC.

(Names of Filing Persons (Offeror))

a direct wholly owned subsidiary of

BEACON MIDCO, INC.

(Names of Filing Persons (Parent of Offeror))

a direct wholly owned subsidiary of

BEACON PARENT HOLDINGS, L.P.

(Names of Filing Persons (Indirect Parent of Offeror))

whose general partner is

BEACON GENERAL PARTNER, LLC

(Names of Filing Persons (Other Persons))

an affiliate of

CARLYLE PARTNERS GROWTH, L.P.

(Names of Filing Persons (Other Persons))

SK CAPITAL PARTNERS VI-A, L.P.

SK CAPITAL PARTNERS VI-B, L.P.

(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

c/o The Carlyle Group One Vanderbilt Avenue New York, NY 10017 Telephone: +1 (212) 813-4900	SK Capital Partners 430 Park Avenue, 18th Floor New York, NY 10022 Telephone: +1 (212) 826-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark A. Stagliano, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Gregg Griner, Esq. Albert Vanderlaan, Esq. Orrick, Herrington & Sutcliffe LLP 222 Berkeley St., Suite 2000 Boston, MA 02116 (617) 880-2212	Matthew S. Arenson, P.C. Kirkland & Ellis LLP 98 SE 7th St, Suite 700 Miami, FL 33131 (305) 432-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025, as amended on March 21, 2025, March 25, 2025, April 3, 2025, April 16, 2025, May 2, 2025 and May 5, 2025 (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Beacon Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Beacon Midco, Inc., a Delaware corporation and wholly owned subsidiary of Beacon Parent Holdings, L.P. (“Parent”), a Delaware limited partnership, whose general partner is Beacon General Partner, LLC, a Delaware limited liability company. Parent is controlled by Carlyle Partners Growth, L.P. (“Carlyle”), a Delaware limited partnership, SK Capital Partners VI-A, L.P., a Cayman Islands exempted limited partnership, and SK Capital Partners VI-B, L.P., a Cayman Islands exempted limited partnership (SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P. together, “SK Capital”). The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of bluebird bio, Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84, in cash (the Closing Amount and one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), subject to any applicable withholding taxes and without interest thereon, upon the achievement of the milestone specified in, and on the other terms and subject to the other conditions set forth in the Offer to Purchase, dated March 7, 2025 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The thirty-fourth paragraph under the heading “Background of the Offer and the Merger” of Section 10 (Background of the Offer; Past Contacts or Negotiations with the Company) of the Offer to Purchase is hereby amended and supplemented as follows (new text bolded and underlined):

“On February 4, 2025, representatives of Orrick, Latham and WLRK met to discuss the open issues in the Merger Agreement draft, and the following day, representatives of the Company discussed the transaction with each of PJC and Carlyle. During these conversations, representatives of Carlyle notified the Company that it would need until sometime the following week to obtain the internal approvals required to finance the transaction. In addition, on or around that same day, certain executive officers of the Company were informed by PJC that the expectation was that they would not be retained following the Closing; no further post-Closing employment matters were discussed by PJC and Company employees prior to executing the Merger Agreement.”

2. Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase is amended by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph of such section:

“Legal Proceedings Relating to the Tender Offer

On March 10, 2025, and March 17, 2025, purported stockholders of the Company filed lawsuits captioned Laughlin et al. v. bluebird bio, Inc., et al., No. 1:25-cv-02497 (N.D. Ill.) (the “Laughlin Lawsuit”), and Smith v. bluebird bio, Inc., et al., No. 1:25-cv-02802 (N.D. Ill.) (the “Smith Lawsuit”) in the United States District Court of the Northern District of Illinois, alleging the Schedule TO and Schedule 14D-9 contained materially incomplete and misleading information relating to the Transactions. On April 15, 2025, the plaintiffs in the Laughlin Lawsuit filed a notice of voluntary dismissal with prejudice. On March 13, 2025, two additional purported stockholders of bluebird filed lawsuits in the Supreme Court of New York County of New York, captioned Jones v. bluebird bio, Inc., et al., No. 651420/2025 (Sup. Ct. N.Y. Cnty.) (the “Jones Lawsuit”), and Kent v. bluebird bio, Inc., et al., No. 651424/2025 (Sup. Ct. N.Y. Cnty.) (the “Kent Lawsuit,” and collectively the “Lawsuits”), asserting negligence and negligent misrepresentation and concealment under New York law regarding the Transactions. Additionally, seventeen purported stockholders of the Company demanded that the Company disclose additional information related to the Transactions (the “Disclosure Demands” and collectively with the Lawsuits, the “Actions”). The Actions generally assert that the Company failed to disclose material information in connection with the Transactions, including information regarding the Company’s historical data, financial projections, relationship with its financial advisor, the Company’s transaction committee, and discussions regarding the retention of Company management. The Company has informed us that it believes the claims asserted in the Actions are without merit.

The Company has informed us that it believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company has informed us that it wishes to voluntarily make certain supplemental disclosures related to the Offer in the Schedule 14D-9. Nothing in such supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures. If additional, similar complaints are filed, absent new or different allegations that are material, we and the Company will not necessarily announce such filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2025

BEACON MERGER SUB, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON MIDCO, INC.

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON PARENT HOLDINGS, L.P.

By: Beacon General Partner, LLC, its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

BEACON GENERAL PARTNER, LLC

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	President & Chief Executive Officer

CARLYLE PARTNERS GROWTH, L.P.

By: CP Growth GP, L.P., its general partner

By: CP Growth GP, L.L.C., its general partner

By:	/s/ Joe Bress
Name:	Joe Bress
Title:	Vice President

SK CAPITAL PARTNERS VI-A, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

SK CAPITAL PARTNERS VI-B, L.P.

By: SK Capital Investment VI, L.P.
Its: General Partner

By: SK Capital Investment VI, Ltd.
Its: General Partner

By:	/s/ Jerome Truzzolino
Name:	Jerome Truzzolino
Title:	Authorized Signatory

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